Exhibit 2.2

AMENDMENT #3 TO securities PURCHASE AGREEMENT

THIS AMENDMENT #3 (this “Amendment #3”) to the Securities Purchase Agreement, dated as of October 17, 2014, (as amended by that certain Amendment dated as of December 24, 2014 and that certain Amendment dated as of February 5, 2015, the “Agreement”) by and among TECO Diversified, Inc., a Florida corporation (“Seller”), and Cambrian Coal Corporation, a Kentucky corporation (“Purchaser”), is made and entered into as of March 12, 2015, by and between Seller and Purchaser.  All capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement.

WITNESSETH THAT:

WHEREAS, the parties desire to amend the Agreement to reflect certain items described herein; and

WHEREAS, Section 9.10 of the Agreement provides, among other things, that the Agreement may be amended by a written mutual agreement executed and delivered by Seller and Purchaser.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, and for other good and valuable consideration, Seller and Purchaser hereby agree as follows:

1.	Kentucky River Properties Matters.

(a)Exclusion of the Kentucky River Concession Amount.  The definition of “Current Assets” shall be amended by adding the following clause (ix) thereto at the end of clause (viii):  “and (ix) any recoupable balance, prepaid royalty or other amount arising from or relating to the $2,000,000 “concession fee” (any such amount being referred to as the “Kentucky River Recoupable Amount”) paid by the Company or Seller or any of its Affiliates to Kentucky River Properties LLC or any of its Affiliates in connection with the Lease Amendment and Modification Agreement, dated March 2, 2015, to those certain Agreements of Lease (and amendments and supplements thereto) between Kentucky River Properties LLC or its predecessor in interest and Perry Country Coal Corporation or its predecessor in interest, to wit: Lease dated March 21, 1975; Lease dated September 12, 1997; Supplement dated January 17, 2007; and Supplement dated December 15, 2010 (collectively, the “Kentucky River Properties Leases”).”

(b)Kentucky River Production Records.  For the 5-year period during which the Kentucky River Recoupable Amount is recoupable (the “Recoupment Period”), within thirty (30) days after the end of each calendar year during the Recoupment Period, Purchaser shall provide Seller with a schedule setting forth the production of coal during the prior calendar year from the property that is the subject of the Kentucky River Properties Leases.

913845.03-CHISR01A - MSW

Exhibit 2.2

(c)Kentucky River Recoupable Amount Payments.  If Purchaser or any of its Affiliates recoups any recoupable balance, prepaid royalty or other similar type amount pursuant to the Kentucky River Properties Leases (including any of the Kentucky River Recoupable Amount) during the Recoupment Period, Purchaser shall be entitled to the first $1,300,000 of any such amounts and thereafter, Purchaser shall pay any such amounts to Seller within five (5) Business Days of receiving such amounts until payments to Seller equal $2,000,000.

2.	Extension of Closing Date. The date “March 13, 2015” in Section 2.2(a) of the Agreement (as amended by Amendment #1 and Amendment #2) shall be deleted and replaced with “April 24, 2015”.
3.	Extension of Outside Date. The date “March 13, 2015” in Section 7.1(b) of the Agreement (as amended by Amendment #1 and Amendment #2) shall be deleted and replaced with “April 24, 2015”.
4.

Delayed Termination of Certain Corbin Employees.  Purchaser and Seller previously identified the employees listed on Schedule 4 hereto (the “Corbin Delayed Termination Employees”) as employees that Purchaser would not require on a long-term basis at the Corbin, Kentucky work site following the Closing.  Purchaser and Seller agree that Seller shall not cause such Corbin Delayed Termination Employees to be terminated at any time prior to the Closing.  Since the Corbin Delayed Termination Employees will be employed by the Company or a Subsidiary of the Company on the Closing Date, such Corbin Delayed Termination Employees shall be Company Employees for purposes of the Agreement.  In the event that, within six (6) months of the Closing, (i) Purchaser terminates, or causes the Company, a Subsidiary of the Company or an Affiliate of Purchaser to terminate, any Corbin Delayed Termination Employee or (ii) any Corbin Delayed Termination Employee determines to voluntarily terminate his or her employment with Purchaser, the Company, a Subsidiary of the Company or an Affiliate of Purchaser, in either case, Purchaser shall pay, and Seller shall reimburse Purchaser for, severance payable to any such Corbin Delayed Termination Employee but only up to the amount that would have been payable under Seller’s practices immediately prior to the Closing Date (if such Corbin Delayed Termination Employee had been terminated at such time), which amounts are set forth opposite such Corbin Delayed Termination Employee’s name on Schedule 4 hereto.   Such severance payments and related payroll tax payments shall be made by Purchaser and reimbursed by Seller within five (5) Business Days of Purchaser notifying Seller that such payments have been made. Purchaser will not adjust any Corbin Delayed Termination Employee compensation within six (6) months of the Closing.  To the extent that the requirement in Section 5.2(b) of the Agreement that Seller cause the Company and its Subsidiaries to terminate the employment of the Corbin Delayed Termination Employees at least fourteen (14) days prior to the Closing is applicable to the Corbin Delayed Termination Employees, Purchaser and Seller agree that such requirement is waived with respect to such employees.

913845.03-CHISR01A - MSW

Exhibit 2.2

5.

Delayed Termination of Other Employees. Purchaser will identify the employees who Purchaser would not require at the Corbin, Kentucky work site following the Closing no later than March 19, 2015.  Any of such employees that Seller intends to retain until immediately prior to Closing shall be referred to as the “Other Delayed Termination Employees.”  Notwithstanding the requirement pursuant to Section 5.2(b) of the Agreement that Seller cause the Company and its Subsidiaries to terminate the employee listed on Schedule 5 hereto (the “Premier Elkhorn Delayed Employee”) and the Other Delayed Termination Employees at least fourteen (14) days prior to the Closing, Seller has requested and Purchaser has agreed that Seller shall not cause the Premier Elkhorn Delayed Employee and the Other Delayed Termination Employees to be terminated until immediately prior to the Closing.  Purchaser shall make the payment, if necessary, of any severance and related payroll taxes associated with the termination of the Premier Elkhorn Delayed Employee and the Other Delayed Termination Employees that Seller offers a severance package to and Seller shall reimburse Purchaser within five (5) Business Days of Purchaser notifying Seller of such severance and related payroll tax payments that have been made by Purchaser. Further, immediately prior to the Closing, Seller shall cause the Company to provide the Premier Elkhorn Delayed Employee and the Other Delayed Termination Employees appropriate severance documents, including appropriate releases, in connection with the severance payments.

6.	New Termination Section. New section 7.1 (f) shall be added to the Agreement as follows:

“by Seller if Purchaser fails to deliver to Seller by 5:00 pm EDT on April 17, 2015, fully executed copies of such equity commitment letters, debt commitment letters and other documents that evidence an obligation of any current or contemplated shareholder of Purchaser or any lender or other Person that, if taken together and funded in accordance with their terms, would allow Purchaser to fund its obligations to Seller pursuant to the Agreement.  If Seller terminates this Agreement pursuant to this Section 7.1 (f), such termination shall be, and shall be deemed to be, a “Debt Failure Termination” as that term is defined in Section 7.2 and the Purchaser shall pay, or cause to be paid, to Seller an amount equal to $1,000,000 by wire transfer of immediately available funds to the account or accounts designated by Seller promptly, but in no event later than two (2) Business Days after the date of such termination, which payment shall be Seller’s sole and exclusive remedy.”

7.	Amendment of Section 7.2. Section 7.2 of the Agreement is hereby amended by adding the following to the end of such section:

“For purposes of clarification, Purchaser and Seller acknowledge and agree that, if Purchaser makes the $1,000,000 payment contemplated by Section 7.1(f), Purchaser shall not be required to make the $1,000,000 payment contemplated by this Section.”

913845.03-CHISR01A - MSW

Exhibit 2.2

8.

Acknowledgement of Equity Commitment Letter.  Seller hereby acknowledges that it has received a fully executed copy of that certain Equity Commitment Letter, dated February 5, 2015, among Seller, Purchaser and James H. Booth.

9.

Effect on Agreement.  This Amendment #3 shall be deemed incorporated into the Agreement and shall be construed and interpreted as though fully set forth therein.  Except as amended and modified herein, the Agreement remains in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

913845.03-CHISR01A - MSW

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment #3 as of the date set forth above.

TECO DIVERSIFIED, INC.

By:	/s/ John B. Ramil
Name:	John B. Ramil
Title:	President

CAMBRIAN COAL CORPORATION

By:	/s/ James H. Booth
Name:	James H. Booth
Title:	President

913845.03-CHISR01A - MSW

Schedule 4

Corbin Delayed Termination Employees

Intentionally omitted

913845.03-CHISR01A - MSW

Exhibit 2.2

Schedule 5

Premier Elkhorn Delayed Employee

Intentionally omitted

913845.03-CHISR01A - MSW